TOKYO
STAR BANK

RECEIVED

07025204

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 fifth Street, N.W.
Washington, D.C. 20549

July 12, 2007.

Re: The Tokyo Star Bank, Limited (the "Bank") File No. 82-35006 -Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

Please find enclosed the Bank's information furnished pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, subsequent to the filing exemption established with the **SEC File No. 82-35006** as of August 18, 2006.

Summary of the enclosure is provided in the Exhibit-A hereto.

If you have any questions regarding the information and documents furnished, please contact the undersigned at 011-81-3-3224-7281 or Fax 011-81-3-3586-5137 The Tokyo Star Bank, Limited 6-16 Akasaka 1-chome, Minato-ku, Tokyo 107-8384 JAPAN.

Sincerely yours,

PROCESSED
JUL 17 2007
THOMSON
FINANCIAL

Christopher K. Taniguchi, CTP

// Enclosures

7/16

Exhibit - A

No.	Release Date	Document Name	When and by Whom required to be made public, filed or distributed
1	06/04/2007	FY2006 Full Year Results Presentation	Information should be sent to the shareholders and investors
2	06/22/2007	Changes to Cash Flow Statements for the Fiscal Year ended March 31, 2007	Required by TSE to be made public immediately
3	06/29/2007	TSE Corporate Governance Report	Required to be made public by TSE as soon as practicable

#82-35006

RECEIVED
2007 JUL 16 A 5:21
OFFICE OF INTERNATIONAL

Financial Freedom



The Tokyo Star Bank, Limited

June 4, 2007

TOKYO STAR BANK 東京スター銀行

The following materials contain statements that constitute forward-looking statements, plans for the future, management targets, etc. relating to the Company and its subsidiaries. These forward-looking statements are based on current assumptions of future events and trends, which may be incorrect. Actual results may differ materially from those in the statements as a result of various factors.

Unless otherwise noted, the financial data contained in these materials are presented under Japanese GAAP. The Company disclaims any obligation to update or to announce any revision to forward-looking statements to reflect future events or developments. Unless otherwise specified, all the financials are shown on a consolidated basis.

Information concerning financial institutions other than the Company and its subsidiaries are based on publicly available information.

Business Update

Distribution Components

Financial Lounge



- Increase bank profile
- Customer acquisition
- Customer orientation
- Follow-up

Consultation Center



- Build Relationships
- Customer service

TSB Out-Sales Force



- Build Relationships
- Customer service

ATM Network/Sites



- Increase bank profile
- Customer acquisition
- Customer service

Website



- Increase bank profile
- Customer acquisition
- Build Relationships
- Customer service
- Sales support

Call Center



- Increase bank profile
- Customer acquisition
- Build Relationships
- Customer service
- Sales support

Other Banks



- Increase bank profile
- Customer acquisition

Alliance & Agency


東京スター銀行　エフアンドエム
銀行代理業提携　共同記者会

- Increase bank profile
- Customer acquisition

Breakdown by Channel

(As of March 07)

Branch | **Website** | **Call Center**




Financial Freedom
0120-66-5723



StarOne Mortgage*


24%
38%
35%

BANK BEST*


38%
62%

Structured Yen Time Depo**


49%
34%
16%

Using multiple channels to attract and serve customers

* Point of application (No application received at branches for BANK BEST) ** Point of purchase

Branch and ATM Channels

Branches 35

ATMs 2,288 ATMs in 2,216 locations as of Mar 07
(Operating in 43 prefectures out of 47)


Nagoya Branch
Upgraded in July 06
Sendai Branch
Opened in Nov 06
Fukuoka Branch
Upgraded in March 07
Osaka Branch
Opened in June 04

Expanding nationwide to serve more customers

Outstanding Loans by Area

Retail*


Other Areas
16%

Corporate**


Other Areas
24%
Tokyo
Metropolitan
Area
76%

* By Booking branch. Excludes Legacy consumer Loan. Other Areas include Osaka, Aichi, Miyagi, and Fukuoka.
** By customers' Head office location. Other Areas exclude Tokyo Metropolitan Area.

Starting to grow presence outside Tokyo

Bank Agency

(As of March 07)

Tokyo Star Bank — **F&M Co., Ltd.**


東京スター銀行
銀行代理業提携

Tax House | **Tax House** | **Tax House**

# of Tax House : **479**
Average # of clients per Tax House: **250**
Average # of employees per client : **30**

F&M Co., Ltd.

Established in 1990. Listed on Hercules of Osaka Stock Exchange since July 2000. Capital: 897 million yen.
- Bookkeeping services for sole proprietors.
- Information service for SMEs.
- Operating the network of tax accountants and accountants.

Tax House

Nationwide network of accounting firms set up as "one-stop financial shop" for SMEs and proprietors. Registered 479 tax accountants & accountants in 47 prefectures in Japan.

Primary Retail Lending Products

(JPY in billions)

StarOne Mortgage


36.9
95.7
180.1
274.3
Mar04
Mar05
Mar06
Mar07

BANK BEST


2.7
15.0
37.6
61.9
Mar04
Mar05
Mar06
Mar07

Strong growth in secured and unsecured lending products

Retail Investment Product Performance

Sales

(JPY in billions)



+24%
79.4
38.1
98.1
44.1
FY05
FY06
Mutual Fund
Variable Annuity

Fee Income

(JPY in millions)



+26%
3,599
1,970
4,519
2,198
FY05
FY06
Mutual Fund
Variable Annuity

Investment product fees grew 26%

Corporate Customer Segmentation



Company Size
Big
Middle
Small
Micro
/ One-man
/ Individual
Mega-banks,
Large Security Companies
TSB
Regional Banks
Cooperative banks,
Credit associations
Low
High
Value-added
Service Level

Serving a large market segment . . .

Corporate Finance Strategy


Focus
Structure
Speed&
Flexibility
Innovation

… with innovative solutions to meet SME needs

Corporate Product Evolution



2002
2003
2004
2005
2006
2007
Corporate Lending
Real Estate Non-Recourse Loan
Rehabilitation Finance
Securitization
Apartment Non-Recourse Loan
Healthcare
Environment
M&A Advisory
LBO Finance
Derivatives
Ship Finance
Alliance

Bringing comprehensive solutions to SME segment

Financial Update

Loans



Growth
Earnings
ROA
ROE
Stability
Efficiency

FY 06 Growth	
SOM	94.2
BANKBEST	24.2
Real Estate	11.0
Non-Recourse (Services)	7.1
Ship Finance	21.5
Consumer Finance	▲ 8.2
Others	14.1
Growth	163.9

(JPY in billions)



CAGR*=+18.6%
1,169.0 (+16%)*
7.3
Other
GHL
1,031.8
26.7
1,005.1
8.2
868.1
54.2
694.8
59.9
568.5
498.3
654.9
573.9
Corporate
(+7%)
459.3
342.0
240.0
181.6
Retail
(+34%)
FY01A
FY02A
FY03A
FY04A
FY05A
FY06A
% Retail
26%
28%
33%
39%

Loans grew by ¥164 billion in FY06*

* Excluding sale of GHL assets

Loan Portfolio Diversification



Growth
Earnings
ROA
ROE
Stability
Efficiency

(JPY in billions)



March 2003
569
Corporate Real Estate
89 (16%)
Wholesale Consumer Finance
84 (15%)
Other Consumer
31 (5%)
Retail Mortgages
129 (23%)
Other Corporate Lending
236 (41%)
March 2007
1,169.0
Retail Mortgages (Legacy)
74.5 (6%)
Corporate Real Estate
154.8 (13%)
Ship Finance
37.1 (3%)
Non-Recourse Real Estate
162.0 (14%)
Non-Recourse Services
92.8 (8%)
Other Corporate Lending
247.6 (21%)
Deposit-linked Mortgage
(STARONE MORTGAGE)
274.3 (24%)
Other Consumer
27.0 (2%)
Debt Consolidation
(BANK BEST)
61.9 (5%)
Wholesale Consumer Finance
8.1 (1%)
SBL
28.9 (3%)
---New Business Lines/Products

Strategic Actions

- Structured finance solutions to SME's
- Direct bank lending to consumers
- Shift from traditional mortgages to Star One mortgage



Growth
Earnings
ROA
ROE
Stability
Efficiency

Gross Operating Profit *



Other Operating Income
Net Fees and Commissions
Net Interest Income
(JPY in billions)
CAGR=+21%
14.5
15.9
-1.3
22.5
1.4
21.2
30.0
5.6
25.7
-1.3
34.3
7.6
27.3
-0.6
40.2
1.3
8.5
30.2
47.9
3.3
9.2
35.3
+19%
+2.5x
+7%
+17%
FY01A
FY02A
FY03A
FY04A
FY05A
FY06A

	FY01A	FY02A	FY03A	FY04A	FY05A	FY06A
%Non-Interest	-	5.5%	14.3%	20.4%	24.7%	26.2%

21% compounded annual growth. JPY 7.7 billion increase in FY 06

* Excludes income on loans purchased at a discount.


Growth
Earnings
ROA
ROE
Stability
Efficiency

Total Net Revenue

(JPY in billions)

- Loan Purchase Revenue (LPR)
- Gross Operating Profit *
- Other Income/Expense *


CAGR=+5%
CAGR=+21%
47.8
51.1
54.1
55.2
57.2
62.1
14.5
22.5
30.0
34.3
40.2
47.9
-1.6
2.4
0.9
4.1
1.9
2.5
+9%
-22%
+19%
+33%
FY01A
FY02A
FY03A
FY04A
FY05A
FY06A
% non-LPR
27.0%
48.8%
57.4%
69.6%
73.6%
81.1%

Total revenue grew at fastest pace ever in FY06 (+9%)

* Excludes income on loans purchased at a discount.


Growth
Earnings
ROA
ROE
Stability
Efficiency

Yields


Reported Loan Yield(1)
LPR Impact
Yield on loans
Yield on all interest bearing assets(2)
8.30%
(4.11)%
4.19%
2.17%
6.05%
(1.96)%
4.09%
2.50%
5.77%
(1.94)%
2.73%
4.62%
(1.88)%
2.62%
4.03%
(0.89)%
2.68%
3.83%
(0.62)%
2.87%
FY01A
FY02A
FY03A
FY04A
FY05A
FY06A

	FY01A	FY02A	FY03A	FY04A	FY05A	FY06A
Funding Cost	(0.33)%	(0.39)%	(0.39)%	(0.43)%	(0.49)%	(0.56)%
Net Interest Margin	1.84%	2.11%	2.34%	2.19%	2.19%	2.31%

Net Interest Margin improving

(1) Loan Interest Income divided by average loans (2) (Interest income minus LPR & Swap Income) divided by total interest-bearing assets



Growth
Earnings
ROA
ROE
Stability
Efficiency

Deposits *

(JPY in billions)

3/07 Deposit Base

66% Time Deposits	743,539 customers
82% Individuals	AVG=JPY 1.9 million
97% Yen	



CAGR=+12%
851.5
196.8
654.7
1,091.4
809.7
1,114.3
238.8
875.4
1,328.0
310.5
1,017.5
1,364.7
275.2
1,089.4
1,480.4
267.5
1,212.9
+8%
-3%
+11%
Corporate & Public
Retail
FY01A
FY02A
FY03A
FY04A
FY05A
FY06A

Loan growth funded primarily by acquiring Retail deposits

* Excludes Negotiable Certificate of Deposits.


Growth
Earnings
ROA
ROE
Stability
Efficiency

Credit Cost

(JPY in Millions)


22.527
9,979
8,152
8,513
5,183
Credit Reserve
Reversals*
3,351
1,832
3,995
FY01A
FY02A
FY03A
FY04A
FY05A
FY06A
% of Average
Loans
5.80%
1.96%
1.38%
1.14%
0.54%
0.36%

Excluding reversals, credit costs continue to decline in proportion to average loans

* Excludes Offset of Provision for General Reserve for Possible Loan Losses.

Non Performing Loans *


Growth
Earnings
ROA
ROE
Stability
Efficiency

(JPY in billions)


66.9
13.15%
77.1
13.40%
67.1
9.48%
44.9
5.14%
35.7
3.44%
35.9
3.05%
FY01A
FY02A
FY03A
FY04A
FY05A
FY06A

Non-performing ratio continues to decline

* Based on financial revitalization law.


Growth
Earnings
ROA
ROE
Stability
Efficiency

Capital Adequacy


■ Tier I Ratio
□ Overall Ratio
8.88%
8.25%
8.27%
7.33%
9.23%
7.95%
8.84%
7.89%
8.95%
8.05%
9.52%
7.77%

(JPY in billions)

	FY01A	FY02A	FY03A	FY04A	FY05A	FY06A*
Tier I Capital	40	47	61	74	87	100
Tier II Capital	3	6	9	8	9	23
Risk Adjusted Assets	485	646	768	940	1,086	1, 291

Adequate capital under new Basel II standard

* Basel II Methodology.


Growth
Earnings
ROA
ROE
Stability
Efficiency

Efficiency

(JPY in billions)

■ G&A Expense to gross operating profit *


99.7%
85.1%
CAGR=(8)%
67.5%
69.8%
68.7%
65.3%

	FY01A	FY02A	FY03A	FY04A	FY05A	FY06A	4 year CAGR
G&A Expenses	14.5	19.2	20.3	23.9	27.6	31.3	+13.0%
Gross Operating Profit*	14.5	22.5	30.0	34.3	40.2	47.9	+20.7%

Efficiency ratio has been cut by a third

* Excludes income on loans purchased at a discount.

Earnings and Returns


Growth
Stability
Efficiency
Earnings
ROA
ROE


Earnings (JPY in billions)
Return on Assets (%)
Credit Reversal
17.1
1.9
4.6
12.9
14.5
14.6
15.2
16.1
0.90 %
1.16 %
1.19 %
1.08 %
1.16 %
1.01%
FY01A
FY02A
FY03A
FY04A
FY05A
FY06A

	FY01A	FY02A	FY03A	FY04A	FY05A	FY06A
Leverage	22.3	22.8	21.1	19.5	17.7	16.5
ROE	20.05 %	26.48 %	25.14 %	21.06 %	20.50 %	16.67 %

Industry leading returns

Pre-Tax Income – FY06A vs. FY05A


Growth
Earnings
ROA
ROE
Stability
Efficiency

(JPY in billions)


29.0
(3.3)
(3.3)
(1.3)
21.1
7.7
(3.6)
1.1
0.6
26.9
+28%
FY05 Actuals
LPR Decline
FY05 Credit Reversal*
X-Items
FY05 Adjusted
Gross Operating Profit**
G&A
Credit Costs
Other Income/ Expense**
FY06 Actuals

Underlying pre-tax income growth of JPY 5.8 billion

* Excludes Offset of Provision for General Reserve for Possible Loan Losses. ** Excludes income on loans purchased at a discount.

FY2007 Forecasts

Pre-Tax Income: FY07 Forecast vs. FY06 Actuals


Growth
Earnings
ROA
ROE
Stability
Efficiency

(JPY in billions)


26.9
(5.6)
21.3
4.0
1.3
(2.7)
23.9
4.9
28.8
+12%
+7%
+35%
2006 Actuals
Loan Purchase Revenue
2006 Adjusted
Net Interest Income*
Net Fees & Commissions*
G&A Expenses
2007 Excluding Other Income/ Expense
Other Income/ Expense*
2007 Forecast

* Excludes income on loans purchased at a discount.

Appendix

Composition of Loan Purchase Revenue (LPR)

(JPY in millions)

	FY01A	FY02A	FY03A	FY04A	FY05A	FY06A
Amortization included in Interest Income	15,932	9,953	11,487	8,668	8,447	6,777
Amortization of Unearned Loan Purchase Revenue	34,646	17,558	14,105	10,215	8,813	6,900
Offset of Provision for General Reserve for Possible Loan Losses	(18,714)	(7,605)	(2,618)	(1,547)	(366)	(123)
Amortization included in Fees and Commissions	219	195	150	125	103	88
Revenue included in Other Ordinary Income	-	8,408	8,790	6,444	6,185	4,779
Add-back of Offset of Provision for General Reserve for Possible Loan Losses	18,714	7,605	2,618	1,547	366	123
Loan Purchase Revenue (LPR)	34,865	26,161	23,045	16,784	15,101	11,767

Composition of Credit Costs

(JPY in millions)

	FY01A	FY02A	FY03A	FY04A	FY05A	FY06A
Credit Costs included in Extraordinary Income	-	-	-	-	(3,357)	(1,289)
Credit Reversal *	-	-	-	-	(3,351)	-
Recoveries of Write-Offs	-	-	-	-	(6)	(1,289)
Credit Costs included in Other Expenses	22,527	9,979	8,152	8,513	5,189	5,285
Other Problem Claims related Costs	278	611	4,395	4,055	5,189	4,408
Reserves *	22,227	9,368	3,757	4,458	-	877
Credit Costs (Adjusted)	22,527	9,979	8,152	8,513	1,832	3,995

* Excludes Offset of Provision for General Reserve for Possible Loan Losses.

Main Retail Loan Products

StarOne Mortgage

- First deposit-linked mortgage in Japan (Feb.03)
- Higher interest rate in exchange for convenience

As of May 07 (campaign rates)

Bank A	initial 5 years	2.00% fix
Bank B	initial 5 years	2.25% fix
TSB	initial 5 years	3.45% fix


Principal with interest
<Loan>
<Deposit>

BANK BEST

- Interest rates 13.5% to 14.5%
- Maximum ¥10MM, 7 years
- Reduces burden of debt repayment through consolidation

⇒ **Debtor to Investor**


Consumer Finance A
Consumer Finance B
Consumer Finance C
BANK BEST
Investment products
Maximum 7 years

Approach to Customers

Financial Freedom

Education

Help customers acquire financial knowledge

Solutions

Provide customers with personalized solutions

Partnership

Build trusted relationships with customers



<Financial Lounge>



<Financial Coach>



<In-Branch Seminar>

History of TSB


June: Started operation
Purchased assets from Tokyo Sowa Bank without public funds injected
June: Opened Osaka Branch
Oct: Listed on 1st Section of TSE
Jul: Upgraded Nagoya Sub-Branch into Branch
Oct: JCR Rating Upgraded to "A"
Nov: 1st Issuance of public debt
Nov: Opened Sendai Branch
Mar: Upgraded Fukuoka Sub-Branch into Branch
Mar: Bank Agency Alliance with F&M
2001
2002
2003
2004
2005
2006
2007
Feb: StarOne Mortgage
May: BANK BEST
Sep: Reverse Mortgage
Feb: Callable ¥ Time Depo
Oct: Star Fit Mortgage Loan
Oct: Index-Linked USD Structured Depo
Dec: JGB-Linked ¥ Structured Depo

For Immediate Release

Company Name: The Tokyo Star Bank, Limited
Name of Representative: Todd Budge
President & CEO
(Code: 8384 TSE First Section)

Changes to Cash Flow Statements for the Fiscal Year ended March 31, 2007

Tokyo (Friday, June 22, 2007) – The Tokyo Star Bank, Limited ("Tokyo Star Bank") announces the following changes to the **Comparison of Consolidated Statements of Cash Flows** included on page 7 of its Consolidated Financial Results for the fiscal year ended March 31, 2007 initially released on May 25, 2007. (Corrected figures are indicated by boldface and underscore.)

Comparison of Consolidated Statements of Cash Flows (P.7)

(Before Correction)

(in millions of yen)	For the year ended March 31, 2007 (A)	For the year ended March 31, 2006 (B)	(A) – (B)
I. Cash Flows from Operating Activities (Excerpt)			
(1) Net (gains) losses on investment securities	**(1,624)**	(4,119)	**2,495**
(2) Others, net	**(450)**	(4,978)	**4,528**
(3) ····· *[all other items (remain the same)]*	*2,529*	*(96,549)*	*99,078*
(4) Sub-total	**455**	(105,646)	**106,101**
(5) Income taxes paid (including provisional payment)	**(9,980)**	(16,761)	**6,781**
(6) **Net cash (used in) provided by operating activities**	(9,525)	(122,408)	112,883

(After Correction)

(in millions of yen)	For the year ended March 31, 2007 (A)	For the year ended March 31, 2006 (B)	(A) – (B)
I. Cash Flows from Operating Activities (Excerpt)			
(1) Net (gains) losses on investment securities	**(798)**	(4,119)	**3,321**
(2) Others, net	**(957)**	(4,978)	**4,021**
(3) ····· *[all other items (remain the same)]*	*2,529*	*(96,549)*	*99,078*
(4) Sub-total	**774**	(105,646)	**106,420**
(5) Income taxes paid (including provisional payment)	**(10,299)**	(16,761)	**6,462**
(6) **Net cash (used in) provided by operating activities**	(9,525)	(122,408)	112,883

RECEIVED
2007 JUL 16 A 8:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Last Updated: June 29, 2007
The Tokyo Star Bank, Limited
Todd Budge, CEO & President
For Inquires: Christopher Taniguchi, Leader, Corporate Governance Team
TSE Code: 8384
www.tokyostarbank.co.jp

The current state of corporate governance in The Tokyo Star Bank, Limited (the "Bank") is as follows.

I. Fundamental Policy of Corporate Governance and Capital Structure, Corporate Attributes and other Basic Information

1. Fundamental Policy

1. The Bank, while carefully considering its public nature, regards the securing of revenue and the enhancement of corporate value as the highest priority business objectives. In addition, the Bank considers one of the key managerial tasks as the complex coordination of the interests of a large variety of stakeholders of the Bank (shareholders/investors, bank officers and employees, vendors and creditors of the Bank, and the local community, etc.). In order to achieve these tasks properly and impartially in the tough business environment, the Bank's Management deems it extremely important to correctly understand the contents and the importance of corporate governance framework that controls corporate activities, mainly regulating the relationship between the Bank's shareholders and the management, and to adequately incorporate such framework into the operation of the Bank and to facilitate proper functioning of such framework.

2. The Bank recognizes that certain values: (I) appropriately protecting the rights and interests of the Bank's shareholders, (II) securing the transparency of corporate activities by timely and appropriate disclosure of information, and (III) fulfillment of the expected roles of the Board of Directors, such as the supervision of performance of duties, etc., are important to cause the corporate governance to function appropriately at the Bank.

3. With respect to the first value, "(I) appropriately protecting the rights and interests of the Bank's shareholders" mentioned above, the Bank deems it extremely important to maintain and develop a smooth relationship on a long-term basis with the shareholders

who have supplied funds to the Bank. To enable this, the Bank will address the following items appropriately

(i) improved conditions to facilitate shareholder participation at shareholders' meetings, and enabling them to properly exercise their voting rights;

(ii) realization of two-way communication between the Bank and the shareholders at the shareholders' meetings;

(iii) proper implementation of return of profits to the shareholders;

(iv) establishment of a system to prohibit those with relationships to the Bank, such as officers and employees from engaging in transactions that are adverse to the interests of the Bank and its shareholders by taking advantage of their positions, and sufficient disclosure of relevant information when transactions which could be adverse to the interests of the Bank and its shareholders have been made; and

(v) prohibition of special favors, etc. to specific shareholders

4. With respect to the second value, "(II) securing the transparency of corporate activities by timely and appropriate disclosure of information" mentioned above, the Bank believes that the uninterrupted supply of resources to be provided for the Bank operations by various interested parties, other than the shareholders by establishing a smooth relationship and a cooperative relationship with a proper degree of tension with such parties will allow for the long-term profit of the Bank. The Bank also considers that the timely and appropriate disclosure of information regarding the Bank's business conditions, etc. is an indispensable measure to facilitate meaningful evaluation of the Bank's business conditions by such interested parties and to increase the level of trust established between the Bank and such interested parties. To enable this, the Bank will address the following items appropriately

(i) development of a corporate culture and structure which will respect the positions of the interested parties;

(ii) disclosure and development of a system to provide important information in a timely and appropriate manner;

(iii) in addition to quantitative disclosure of information, such as financial condition, and operating results, disclosure of qualitative information which enables shareholders to appropriately evaluate the Bank's current business condition more precisely;

(iv) ensuring opportunities for equal and easy accessibility to information by shareholders; and

(v) development of a system to ensure appropriate and prompt disclosure of information

5. With respect to the third value, "(III) fulfillment of the expected roles of the Board of Directors, such as the supervision of performance of duties etc." mentioned above, the Bank, which has adopted the Company-with-committee system, has regarded the roles of the Board of Directors as extremely important in its corporate governance.

At its inauguration, the Bank introduced the executive officers system and built a structure for deciding and implementing its business operations that stresses speed and efficiency. In June 2003, the Bank was transformed into a "Company-with-committees system", designed to further enhance its corporate governance structure. Under the corporate system which has board of corporate auditors, "Basic Policy Decision Function", "Auditing Function" and "Business Operations Decision Function" were performed exclusively by the Board of Directors. However, within the new framework of the "Company-with-committees system", responsibility for the "Business Operations Decisions" is transferred to the Executive Officers while "Basic Policy Decisions" and "Auditing" continue to be performed by the Board of Directors. This transfer of functions facilitates the Bank's ability to ensure prompt decision-making and establishing a management structure which is highly transparent. (In the new Corporation Law, which came in effect on May 1, 2006, the term for the "Company-with-committees system" was changed to the "Company-with-committee system". This section uses the new term, with a few exceptions.)

The Bank, under the "Company-with-committee system" structure, will address the following items appropriately.

(1) Supervision by way of appropriate use of three Committees

Under the "Company-with-committee system" structure, the Board of Directors will be composed of three Committees: the Nomination Committee, a majority of whose committee members shall be the Outside Directors (to determine the agenda for appointment and dismissal of Directors, to be submitted in shareholders' meetings), the Audit Committee (to audit the performance of the Directors' and the Executive Officers' duties, and to determine the agenda for appointment, dismissal, and denial of reappointment of accounts auditors, to be submitted in shareholders' meetings) and the Compensation Committee (to determine compensation for each Director and Executive Officer). Each Committee will supervise the Directors and Executive Officers by fulfilling its responsibilities. The Audit Committee is expected to play an especially important role in corporate governance. The Bank's Audit Committee, which is

exclusively composed of Outside Directors, audits the performance of Directors' and Executive Officers' duties, through reports from the Executive Officers regarding important matters, cooperation with the Bank's Internal Audit Team, and participation in major meetings by the Outside Directors who are committee members of the Audit Committee, or the Secretary General of the Audit Committee, etc. The Bank's Audit Committee has made efforts to secure transparency in the performance of duties of the Bank.

(2) Establishment of Structure to Ensure Proper Business Operations

Corporation Law requires the Company-with-committee system to establish a structure for ensuring proper business operations. The Bank has deliberately responded to such requirements by establishing necessary rules, regulations, and policies through the Board of Directors.

The Bank will endeavor to enhance the conditions of the internal control structure (the so-called Internal Control System) including compliance with appropriate laws by Bank officers and employees, risk management, and financial reporting. In such endeavor, the Bank will hold a review of actual conditions from time to time and refer to the management control (i.e. governance) for a financial institution which is defined in "Comprehensive Guidelines for Supervision of Small- and Medium- Sized and Regional Financial Institutions (FSA Guideline II-1-2) " established by the FSA.

(3) Adoption of Basic Policy on Code of Conduct

The Bank established the Basic Policy on Code of Conduct upon resolution of the Board of Directors. This Policy, which specifies three ideas upon which the Bank's officers and employees should conduct themselves, aims to promote the realization of "Integrity" which is the Bank's standard of value.

[Three Concepts]

(i) We will accomplish our duties in pursuit of the achievement of "Integrity" set out in our Standard of Value.

(ii) We will seek solutions with high aims as financial professionals.

(iii) We will work to attain the trust of society and create a first class working environment.

6. The Bank has set up a basic policy necessary for ensuring proper business operations of the Bank's group companies including the Bank, by establishment of the "Basic Policy on Proper Business Operations of The Tokyo Star Bank Group Companies" upon resolution of the Board of Directors, to develop and improve internal control of the group companies of the Bank which engage in banking business, and to contribute to proper implementation of such internal control. Further, the Bank has established the

regulations for management of the Bank's subsidiaries upon resolution of the Executive Officers' Meeting, under which regulations the Bank has explicitly indicated its subsidiary-management issues, to facilitate proper management of its subsidiaries. As stated above, the Bank has taken fully into account the proper corporate governance for the Bank's group companies.

2. Capital Structure

The percentage of shares held by foreign investors	30% or more

[Current Information of Major Shareholders]

Name	Ownership(share)	Percentage (%)
LSF-TS Holdings SCA	238,366	34.05
LSF Tokyo Star Holdings SCA	238,362	34.05
Japan Trustee Services Bank, Ltd. (Trust Account)	10,907	1.55
The Chase Manhattan Bank NA, London SL Omnibus Account	10,753	1.53
TSB Manager, LLC	10,746	1.53
Deutsche Bank Trust Company Americas	8,640	1.23
Bank of New York CCM Client Accounts E ISG	7,960	0.13
Goldman Sachs International	5,975	0.85
The Master Trust Bank of Japan, Ltd. (Trust Account)	5,647	0.80
Robert M. Berardy	5,015	0.71

3. Corporate Attributes

Stock Exchange Listing/Section	Tokyo Stock Exchange/1st Section
Fiscal-end of Year	March
Type of Business	Banking Business
Number of Employees (consolidated)	1,000 employees or more
Sales (consolidated)	10 billion yen or more and 100 billion yen or less
Parent Company	n/a
Number of Consolidated Subsidiaries	Less than 10 companies

4. Other Special Conditions Which May Have an Important Influence on Corporate Governance

[Establishment of Transaction Oversight Committee]

1. Sound operation of a bank is built on securing the independence of its operation. To ensure this sound and proper business operation, the Bank has specifically kept the independence of its banking business operations in mind. In particular, the Bank has established the Transaction Oversight Committee, which audits the transactions between the major shareholder companies as defined under the Banking Law (three major shareholder companies: LSF-TS Holdings SCA, LSF Tokyo Star Holdings SCA and Lone Star Global Holdings, Ltd.) and its subsidiaries or affiliates, and the Bank or its subsidiaries and affiliates. The Committee determines whether such transactions are appropriate taking into consideration the intent of the "arm's length rules" of the Banking Law, and takes any action necessary to supervise the Bank's operations in this regard. The Transaction Oversight Committee is composed of Directors who were not previously employees, directors, or officers of the major shareholder companies mentioned above and are not Executive Officers of the Bank.
2. The Board of Directors has established the "Rules of Transaction Oversight Committee" to allow for proper operation of the Transaction Oversight Committee.
3. The Transaction Oversight Committee audits transactions submitted to the Committee pursuant to the relevant rules and determines whether the transactions should be proposed as resolution agenda at the Board of Directors meeting. After due consideration, the Committee submits the Board of Directors the agenda regarding the transactions determined as subject to the Board of Directors resolution. If the transactions are determined not to be submitted as agenda at the Board of Directors meeting, depending on the importance of each such transaction, the Committee will report such transactions to the Board of Directors meeting, etc.
4. As stated above, the Transaction Oversight Committee contributes to securing proper business operations of the Bank as the core of the corporate structure responsible for observing the arm's length rules required by the Banking Law which are applicable to the transactions with the major shareholder companies mentioned above, taking into consideration that the Bank was inaugurated by shareholders engaging in business other than banking.
5. There were seven (7) cases in the Fiscal Year ending March 2003, eight (8) cases in the Fiscal Year ending March 2004, two (2) cases in the Fiscal Year ending March 2005 , five (5) cases in the Fiscal Year ending March 2006 and twelve (12) cases in the Fiscal Year ending March 2007 that were proposed as agenda to the Transaction Oversight Committee.

II. Current State of Management Control System regarding Management Decision-Making, Execution and Supervision and Other Corporate Governance System

1. Matters Concerning Corporate Organization and Control of Organization, etc.

Form of Organization	Company-with-committee system

[Directors-related Matters]

Chairperson of Board of Directors	President
Number of Directors	9 Directors

[Matters Concerning Outside Directors]

Number of Outside Directors	5 Outside Directors

Relationship with the Reporting Company (1)

Name	Attributes	Relationship with Bank (*1)								
		a	b	c	d	e	f	g	h	i
Ellis Short	from other company					○			○	
Jean-Claude Scraire	from other company					○			○	
Yasuyoshi Tsuji	from other company								○	
Koji Tajika	Certified Public Accountant				○				○	
Shiro Shida	Attorney-at-Law								○	

**1 items to show the relationship with the reporting company*

a: originally from the parent company

b: originally from an affiliated company

c: major shareholder of the Bank

d: concurrently holds the office of outside director/corporate auditor of a company other than the reporting company

e: officer and director or executive officer, etc. of a company other than the reporting company

f: spouse or relative in the third degree or similar relations of the officer and director or executive officer, etc. of the reporting company or business companies that have specified relations to the reporting company as defined in the Enforcement Regulation of the Corporation Law.

g: receives remuneration or other monetary benefits, etc. as an officer or director of the reporting company's parent company or a subsidiary of the reporting company's parent

company

h: executed an agreement on limitation of liability with the reporting company

i: any relationship other than the above

Relationship with the Reporting Company (2)

Name	Supplementary Explanations of Competency	Reasons for Appointment as Outside Director
Ellis Short	-	To obtain his considerable experience and knowledge as a manager at the foreign firms.
Jean-Claude Scraire	-	To obtain his considerable experience and knowledge as a manager at the foreign firms.
Yasuyoshi Tsuji	-	To obtain his considerable experience and knowledge of banking business while long serving at the former Long Term Credit Bank of Japan (present Shinsei Bank).
Koji Tajika	-	To obtain his expertized perspectives as a certified public accountant. As he has broad experience of the accounting auditor at the listed companies and considerable knowledge as a former senior partner of Deloitte Touche Tohmatsu, it is deemed natural that he should be able to carry out the duties as the outside director.
Shiro Shida	-	To obtain his expertized perspectives as an attorney-at-law. As he expertizes the Antitrust law and has engaged in the cases broader including the recent financial related matters, it is deemed natural that he should be able to carry out the duties as the outside director.

Matters Concerning Other Major Activities of Outside Directors

In addition to their activities on the Board of Directors, some of these Outside Directors hold additional posts as committee members of the Transaction Oversight Committee. In the Committee, they provide invaluable advice for proper business management based on their knowledge and experience.

[Committees]

Composition of Members of Each Committee and Attributes of Chairperson of Each Committee

	Total Number of Committee Members	Full-Time Committee Members	Inside Directors	Outside Directors	Head of Committee (Chairperson)
Nomination Committee	3	1	1	2	Outside Director
Compensation Committee	3	1	1	2	Outside Director
Audit Committee	3	1	0	3	Outside Director

[Executive Officer-related Matters]

Number of Executive Officers	10 Executive Officers

Current Status of Additional Posts held by Executive Officers

Name	Representative Status	Whether or not serving concurrently as Director	Nomination Committee	Compensation Committee	Whether or not also serving as Employee
Todd Budge	granted	Director	×	×	No
Robert M. Berardy	granted	Director	×	×	No
Masaru Irie	granted	Director	×	×	No
Makoto Mitsui	not granted	no	×	×	No
Yutaka Murayama	not granted	no	×	×	No
Yasushi Moriya	not granted	no	×	×	No
Kevin Hoffman-Smith	not granted	no	×	×	No
Takeshi Hirose	not granted	no	×	×	No
John D'Souza	not granted	no	×	×	No
David Stock	not granted	no	×	×	No

[Audit Structure]

Whether or not there are Directors or Employees who assist in the duties to be performed by Audit Committee	Yes

Matters Concerning Independence of the Relevant Directors and Employees From Executive Officers

The Bank has prescribed provisions for the Secretariat of the Audit Committee in the Audit Committee Rules and regulates matters concerning employees who should assist the Audit

Committee members in performing their duties (secretariat staff). Pursuant to the Rules, the Board of Directors will appoint and dismiss the secretariat staff upon the consent of the Audit Committee, which allows for the independence of secretariat staff from the Executive Officers. At present the Audit Committee has one (1) Secretary General.

There are no Directors who are now assigned to assist the Audit Committee members in performing their duties.

Current State of Cooperation between Audit Committee and Accounts Auditor

1. At the beginning of each fiscal year, the Audit Committee receives a report of the audit plan for the relevant fiscal year from the accounts auditor. The Audit Committee provides the accounts auditor with its comments to the report, and the accounts auditor incorporates such comments as appropriate into the auditing activities for the relevant fiscal year.
2. The Audit Committee receives from the accounts auditor reports on audit results as well as investigation results regarding the condition of the internal controls of the Bank. The Secretariat of the Audit Committee and the accounts auditor hold timely correspondence and meetings with each other. The Audit Committee has made efforts for the proper sharing of information and mutual recognition regarding risk management and the condition of internal controls, etc, with the accounts auditor.

Current State of Cooperation between Audit Committee and Internal Audit Department

1. The Internal Audit Department (The department in charge of the relevant duties in the Bank is the Internal Audit Team.) conducts investigations pursuant to the Policy on Internal Audit (The policy was established by the Board of Directors.). The Policy specifies the independence of the Internal Audit Department and the necessity of the prior consent of the Board of Directors regarding the appointment and dismissal of the leader of the Internal Audit Team.
2. The Internal Audit Team must draft audit plans for each fiscal year. When preparing the audit plan, the Internal Audit Team is required to consult with the Audit Committee in advance. This procedure enables audit plans to appropriately contain the Audit Committee's comments.
3. The Internal Audit Team is obliged to report to the Audit Committee regularly the results of the internal audit, etc. and to submit internal audit reports to the Audit Committee pursuant to the Policy on Internal Audit. At Audit Committee meetings, which are to be held monthly in principle, the results of individual internal audit are reported by the leader. Upon receiving such reports, the Audit Committee expresses its opinions and/or requests regarding the current state and any improvements or recommendations, etc. of internal control. These are reflected in subsequent audit

activities or follow-up procedures, etc. by the Internal Audit Team.

4. The Secretary General of the Audit Committee is involved in evaluating the results of the internal audit of the Bank's divisions at Head Quarters and branches conducted by the Internal Audit Team. This procedure enables the Secretary General to share information and have mutual recognition with the Internal Audit Team regarding risk management and conditions of internal control, etc. and also promotes proper operation of the Audit Committee.

[Incentive-related Matters]

Current State of measures and policies for providing incentive to Directors and Executive Officers	Introduction of stock option plan

Supplementary Explanations

Under the resolutions of the Bank's Shareholders Meeting held on June 24, 2005, the Bank granted without charge the right to subscribe for new shares as a stock option to 74 persons, including four (4) Executive Officers of the Bank, on December 12, 2005. The Bank carried out this stock option plan, which is regarded as a long-term incentive compensation plan, in order to increase the motivation and moral of the Bank's officers and employees to contribute to the improvement of business performance of the Bank, retain competent personnel and promote a management policy which will emphasize the shareholders.

Those who were granted with stock options	Executive Officers and Employees of the Bank. Directors, Executive Officers and Statutory Auditors of the Bank's Subsidiaries.

Supplementary Explanations

n/a

[Compensation paid to Directors and Executive Officers]

Method of disclosure	To be disclosed on Financial Statement Report
Current status of disclosure of compensation of Directors	The total amount of compensation paid to Director and outside Director are disclosed respectively.
Current status of disclosure of compensation of Executive Officers	The total amount of compensation paid to Executive Officers is disclosed.

Supplementary Explanations

The amount of compensation paid to each director and officer is not disclosed. Compensation or other proprietary benefits paid as consideration for their services (compensation, etc.) for each director and officer is properly determined pursuant to the "Standard for Determining Director and

Executive Officer Compensation" established by the Compensation Committee.

[System for Supporting Outside Directors]

1. The Corporate Governance Team is responsible for supporting the Outside Directors.
2. The Outside Directors are provided with materials for the Board of Directors meetings in advance and are ensured sufficient time to review the contents of the materials.
3. Minutes of Board of Directors meetings are prepared by the Secretariat of the Board of Directors. The Outside Directors are requested to review the contents of the minutes prepared by the Secretariat so that the remarks by the Outside Directors are properly recorded in the minutes.
4. Any questions and inquiries raised from the Outside Directors are responded to immediately.

2. Matters Concerning Functions of Business Operations, Audit and Supervision, Appointment and Determination of Compensation, etc.

1. Business Operations

(1) The Bank has introduced the Company-with-committee system and the Executive Officers are responsible for the business operations of the Bank.

(2) With respect to decision-making concerning the business operations of the Bank, certain issues reserved to the Board of Directors by laws and regulations and the Board of Directors Rules are decided by the Board of Directors. Other issues are decided by the Executive Officers (or the Representative Executive Officer) to the extent authorization is granted by the Board of Directors.

(3) The Bank holds Executive Officers' Meetings which consist of all the Executive Officers. Even if a matter falls within the authority of the Executive Officers (or the Chief Executive Officer), an important matter is decided at the Executive Officers' Meeting. The Executive Officers' Meeting is held more than once a month pursuant to the rule of Executive Officers' Meeting. The Executive Officers' Meeting ensures swift decision-making and information sharing among the Executive Officers through reports submitted for the Executive Officer's Meetings, etc.

(4) The Bank has the Human Resources Committee, the Compliance Committee, the ALM Committee, the Credit Risk Committee, the New Product Committee, the Operational Risk Management Committee and the Fund Strategy Committee under the Executive Officers Committee. Each Committee conducts decision-making regarding the business operations which are assigned to each such Committee, pursuant to the relevant rules for each Committee and gives careful consideration on the important

matters regarding human resources and compliance of applicable laws and regulations, etc.

2. Audit and Supervision

(1) The Bank has introduced the Company-with-committee system and the Board of Directors is responsible for the supervision of the business operations of the Bank.

(2) The Bank has three (3) Committees within the Board of Directors, which meet the requirements of the Company-with-committee system. To be specific, the Compensation Committee and the Nomination Committee, which are composed of two (2) Outside Directors and one (1) Inside Director, respectively, and the Audit Committee, which is composed of three (3) Outside Directors, supervise the business operations of the Executive Officers by fulfilling their responsibilities.

(3) The Audit Committee plays the central role in supervising business operations, and fulfills its responsibilities for auditing business operations in cooperation with the Internal Audit Department. The Audit Committee Meeting is to be held more than once every three months pursuant to the Audit Committee Rules. The Audit Committee has a Secretariat consisting of one (1) secretariat staff (Secretary General) who assists the Audit Committee in performing its duties. The appointment and dismissal of such secretariat staff is subject to the consent of the Audit Committee. The Audit Committee members and the Secretary General are required to participate in important meeting bodies, in order to facilitate the proper and efficient function of the Audit Committee (Please refer to "Audit Structure" of "II-1. Matters Concerning Corporate Organization and Control of Organization, etc.")

(4) Given the Bank was established as an entrant from outside the bank industry, the Bank has established the Transaction Oversight Committee aimed to maintain proper dealings with the major shareholders, etc. (Please refer to "I-4. Other Special Conditions Which May Have an Important Influence on Corporate Governance.")

(5) The accounts auditor of the Bank is Ernst & Young ShinNihon and the audit is duly performed pursuant to laws and regulations, etc. The current information on the certified public accountants in charge is as follows.

(i) The name of the certified public accountants that have rendered the audit services for the Bank (number of years of consecutive audit services):

Mitsuo Uchida (1 year)
Sayaka Shimiura (2 years)

(ii) The number of staff assisting in accounting audit: 25 persons

Certified Public Accountant: 8 persons

Assistants to the Certified Public Accountant: 6 persons

Others: 11 persons

3. Appointment and Determination of Compensation, etc.

(1) The Directors are nominated by the Nomination Committee. The Nomination Committee selects competent candidates for Directors of the Bank with adequate qualification, experience and achievements, etc., determine the contents of the agenda for appointment and dismissal of the Directors through consultation among the Nomination Committee members, and submit such agenda to the shareholders' meetings.

(2) The Executive Officers are appointed by the Board of Directors. The appointment of the Executive Officers is, in principle in the case of the Bank, made at a meeting of the Board of Directors which is held following the adjournment of shareholders' meeting. Executive Officers are selected by the resolution of the Board of Directors based on their qualification, experience and achievements and on whether they are appropriate for assuming the heavy responsibilities of operating a bank.

(3) Compensation of officers is determined by the Compensation Committee. The fixed monetary compensation portion varies depending on whether the services are provided on a full time basis or a part-time basis as to each Director and whether he/she has representative authority, the extent of contribution to the Bank including performance and achievements, and market standards for the same industry, etc. as to each Executive Officer. In determining the variable monetary compensation portion, the business performance of the Bank, the extent of contribution to the Bank by each officer including performance and achievements, the market standards for the industry, and whether or not he/she has been granted shares or the right to subscribe for new shares of the Bank, etc. are taken into consideration. Regarding the cost that can become special expense to carry out duties, the extent of contribution to the Bank by each officer including performance and achievements, conditions for assumption of the Bank, etc., are taken into consideration.

3. Reasons for Adopting the Company-with-committee system

The Bank has adopted the Company-with-committee system for the following reasons.

(i) Securing of transparency

To ensure more transparency of the Bank's operation, the function to supervising the business operations is assigned to the Board of Directors and the function to conduct business operations is assigned to the Executive Officers, both of which are performed by the Board of Directors in corporations with corporate auditors.

(ii) Prompt decision-making

For prompt decision-making, the function of business operations decisions other than basic policy decisions and supervision which are to be performed by the Board of Directors were, in principle, assigned to the Executive Officers or the Executive Officers' Meeting.

(iii) The realization of a management structure which meets global standards

To establish a financial institution which meets global standards, the western corporate governance structure which is easily understood by foreign institutional investors was introduced.

III. Current Implementation Status of Measures Regarding Shareholders and other Interested Parties.

1. Implementation Status of Measures Aiming to Vitalize the Shareholders' Meetings and to Facilitate Exercise of Voting Rights

	Supplementary Explanation
Early Dispatch of Convocation Notice of the Shareholders' Meeting	The Bank dispatchs convocation notice three days earlier than the date required by the Corporation Law.
To set a shareholders'meeting on a non-concentrated day	The Bank avoids the supposed concentrated day (when many companies in Japan simultaneously hold shareholders' meetings) to hold the shareholders' meeting.
Exercise of rights by electronic method	The Bank provides an electronic service which enables shareholders to exercise their rights through PCs or mobile phones.

Other matter	The Bank enhances visualization of the business reports.

2. Activities Concerning IR

	Existence/ Non-existence of an explanation by the representative	Supplementary Explanation
Holding regular meetings for individual investors	No	The Bank has not held such meetings but is examining the possibility of holding such meetings.
Holding regular meetings for analysts and institutional investors	Yes	The Bank holds the meetings twice a year (after half-year fiscal closing and full-year fiscal closing)
Holding regular meetings for foreign investors	Yes	The Bank holds the meetings twice a year in principle (after half-year fiscal closing and full-year fiscal closing)
Posting IR materials on the company's website	No	The Bank has posted presentation materials on the summary statement of its accounts, the quarterly overview, the accounting results and has posted press releases and other materials.
Establishing a department (person in charge) responsible for IR	-	The Bank has established the PR/IR Team as the department handling IR matters. TEL: 03-3586-3111 (main number)
Other matter	-	The Bank has made available the summary of the fiscal financial results meetings on its home page. http://www.tokyostarbank.co.jp/

3. Implementation of Measures to Respect Stakeholders' Position

	Supplementary Explanation
Regulating via internal rules, etc. which provide for respect for stakeholders' positions	The Bank, in its business principles, promises the following to the four stakeholders: 1. Commitment to shareholders: Requirements in business The Bank will establish a sound and profitable structure and respond to shareholders mandate. 2. Commitment to customers: Requirements as a service provider The Bank sets services which establish close rapport with customers as the top priority and aims to obtain the confidence and support of customers. 3. Commitment to employees: Requirements as a corporation The Bank will create a workplace where employees can have equal opportunities, be fairly evaluated and have job satisfaction. 4. Contribution to society: Requirements as a bank The Bank contributes to local communities and advances along with the development of the local economy.
Implementation of environmental protection and CSR activities, etc.	The Bank has implemented the "Volunteer Mileage Program", promoting volunteer activities by employees. This program aims to deepen the relationships between employees, the Bank and the community and to recognize and appreciate an employee's volunteer activities. To achieve one of our visions, "a company loved by society", the Bank has tackled the issue with a slogan: "Let's start with something you can do".
Development of policies, etc. for providing information to stakeholders	The Bank has established rules on the Management of Information Required for the timely disclosure and has established basic policies on information disclosure as follows: 1. The Bank shall observe the Securities and Exchange Law, other relevant laws and regulations and rules for listed companies provided by the Tokyo Stock Exchange. 2. The Bank will constantly maintain and will not allow damage to one of our most important standards of value, "Integrity" (confidence from shareholders and investors, etc.) 3. The Bank will construct effective communications and trusting

	relationships with shareholders and investors, etc. by voluntary and active transmission of the company information which may affect their investment decisions.

IV. Fundamental Policy and Implementation Status of the Internal Control System

The Corporation Law, implemented on May 1, 2006, requires the Board of Directors of Major Companies (*Daigaisha*) and the Company-with-committee system to arrange for the "development of structures necessary for proper business operations of stock corporations", namely, to resolve matters necessary for the development of an Internal Control System.

Since the Bank has already shifted toward the "Company-with-committees system" (the system is now referred to as the "Company-with-committee system" in Corporation Law), the Bank has already adopted many steps necessary for the development of an Internal Control System as required by Corporation Law. The following outlines the Bank's "Fundamental Policy and Implementation Status of the Internal Control System," including requirements newly added by the Corporation Law.

In addition, the Bank has developed an Internal Control System reflecting the "Financial Inspection Manual" and the "Comprehensive Guidelines for Supervision of Small- and Medium-Sized and Regional Financial Institutions" issued by the FSA. (we have also referred to the "Comprehensive Guidelines for Supervision of Major Banks" in relation to the Company-with-committee system.)

1. The Corporation Law in relation to Internal Control System

The Board of Directors of the Bank, as a Company-with-committee system, is required to decide on (Article 416, Paragraph 2 of the Corporation Law) (i) matters necessary for the Audit Committee to perform its duties as provided by the Justice Ministry ordinance (Article 416, Paragraph 1, Item 1 B of the Corporation Law) and (ii) the development of systems to ensure the Executive Officers' compliance with applicable laws and the Articles of Incorporation in performing their services and systems necessary for ensuring proper business operations of stock corporation, as provided by the Justice Ministry ordinance (Article 416, Paragraph 1, Item 1 E of the Corporation Law, Article 112, Paragraphs 1 and 2 of the Enforcement Regulation of the Corporation Law)).

The reason such statutory obligations were prescribed is that an audit committee of a Company-with-committee system is expected to conduct the audit systematically using the Internal Control System, as can be seen from the fact that a full-time audit committee

member is not required and the audit committee members do not have the authority to conduct the investigation, etc. alone in a Company-with-committee system (Article 405, etc. of the Corporation Law). Put simply, the Internal Control System is a necessary component of the Company-with-committee system.

The Bank has endeavored to develop an Internal Control System reflecting the principles of the Company-with-committee system and will endeavor to improve the Internal Control System, including regulations newly added by the Corporation Law.

The Board of Directors decides on basic policies concerning development of the Internal Control System and the (Representative) Executive Officers take charge of determining the detailed points of the Internal Control System in accordance with the said basic policies. The Board of Directors monitors the detailed development of the Internal Control System.

The following sets forth the summarized current state of the Bank regarding the above (i) and (ii).

2. Regarding "matters necessary for the Audit Committee to perform its duties, provided by the Justice Ministry ordinance"

(1) As to matters necessary for the Audit Committee to perform its duties, provided by the Justice Ministry ordinance, Article 112, Paragraph 1, Item 1 through 4 of the Enforcement Regulation of the Corporation Law set forth the following:

Item 1: Matters concerning Directors and employees whose duties include support to the operations of the Audit Committee

Item 2: Matters concerning independence from the Executive Officers of the Directors and employees set forth in Item 1

Item 3: Systems concerning the Executive Officers' and employees' reports to the Audit Committee and other reports to the Audit Committee

Item 4: Other systems for ensuring effective audit by the Audit Committee

(2) How the Bank has addressed Items 1 and 2: Matters regarding Items 1 and 2 are provided in the Audit Committee Rules established by the Board of Directors (the "Audit Committee Rules"). The Secretariat of the Audit Committee is established by assigning one full-time staff member (the Secretary General of the Audit Committee). Measures to ensure independence from the Executive Officers include the requirement of approval of the Audit Committee for appointment and replacement of the said full-time staff member.

In addition, a Director to support the operations of the Audit Committee may be appointed when necessary.

(3) How the Bank has addressed Item 3: provisions concerning reports of the Executive Officers and employees are set forth in the Audit Committee Rules. The Executive Officers' Rules also provide the obligation of the Executive Officer to report to the Audit Committee member in the event that the said Executive Officer discovers a fact which may cause material damage to the Bank.

(4) How the Bank has addressed Item 4: The Audit Committee Rules provide that an Audit Committee member may give relevant instructions to the Chief of the Internal Audit Department based on the Audit Committee member's authority to conduct an investigation and to report under the Audit Committee Rules and that the Chief of the Internal Audit Department must give the Audit Committee a summary of the results of the internal audit and any important concerns which have come to his/her attention through the audit. These provisions define the coordination with the Internal Audit Department.

3. How the Bank has addressed "the development of systems necessary for ensuring the Executive Officers' compliance with applicable laws and the Articles of Incorporation in performing their services and systems necessary for ensuring proper business operations of stock corporation, as provided by the Justice Ministry ordinance".

(1) As to matters necessary for ensuring proper business operations of stock corporation provided in the Justice Ministry ordinance, Item 1 through 5, Paragraph 2, Article 112 of the Enforcement Regulation of the Corporation Law set forth the following:

Item 1: A system concerning the storage and management of information of the performance of duties of the Executive Officers

Item 2: Rules and other systems concerning risk management

Item 3: A system for ensuring Executive Officers efficient performance of duties

Item 4: A system for ensuring employees' compliance with applicable laws and the Articles of Incorporation in performing their duties

Item 5: A system for ensuring the proper business operations of the group consisting of the stock corporation and its parent companies and subsidiaries

(2) As to development of systems necessary for ensuring the Executive Officers' compliance with applicable laws and the Articles of Incorporation in performing their services (Article 416, Paragraph 1, Item 1 E of the Corporation Law), the Rules of the Executive Officers adopted by the Board of Directors specifically state that the performance of duties of the Executive Officers shall be in accordance with applicable laws and regulations and the Articles of Incorporation and thereby requiring the Executive Officers to perform their duties properly. Whenever the Executive Officer approves a business operation matter, in principle, compliance review by the

Compliance Team and legal review by the Legal Team are required (our outside counsel provides advice where appropriate). The Bank endeavors to ensure proper business operations through these two reviews.

(3) How the Bank has addressed Item 1: the Rules of the Executive Officers sets forth a provision concerning the storage and management of information regarding the performance of duties of the Executive Officers and requires each of the Executive Officers to preserve, etc. such information. Approval rules of the Executive Officers, etc. adopted by the Executive Officers' Meeting sets forth the procedures for the Executive Officers' decision-making concerning the performance of duties and rules regarding the control of documents.

(4) How the Bank has addressed Item 2: By setting risk-related policies by the resolution of the Board of Directors, the Bank defines the risks and provides the group or team in charge with measures to cope with these risks. Such policies include the basic policy on market risk, the basic policy on liquidity risk, the contingency plan basic policy, the basic policy on the management of operational risk, the basic policy on the management of system risk and credit policy. The Bank has also established the New Product Committee, the Credit Risk Committee, ALM Committee, Operational Risk Management Committee in response to various risks. In addition, Integrated Risk Management Team controls each risks comprehensively and systematically.

(5) How the Bank has addressed Item 3: As the Executive Officers perform business operations in a Company-with-committee system, it is very important to set a clear scope of business for the Executive Officers and develop clear instruction and supervision structures. The Bank clearly sets the authority, etc. of the Representative and Chief Executive Officer in the Rules of the Executive Officers and sets the authority and duties of each Executive Officer in the annexed table of the Rules of the Executive Officers, thereby aiming for the realization of efficient business operations.

Detailed duties are set forth in the Regulations concerning Organization and Functions adopted by the Executive Officers' Meeting for the smooth operation of the Bank's business by clearly setting the Bank's organization structure in relation to business operations and setting the duties that each Business/ Group/ Team is in charge of.

(6) How the Bank has addressed Item 4: The Bank has established a system for ensuring employees' compliance with applicable laws and Articles of Incorporation in performing their duties, by having the Compliance Policy adopted by the Board of Directors as the core of such system. In addition the Bank has adopted the internal whistleblowing system, which will be used to strengthen the proper business operations.

(7) How the Bank has addressed Item 5: The Board of Directors has established

the "Basic Policy on Proper Business Operations of The Tokyo Star Bank Group Companies" as a basic policy necessary for ensuring proper business operations in group companies including the Bank, and have made clear the basic policy for maintaining, improving and appropriately implementing the Internal Control System in the group engaging in banking business. Given the Bank was established as an entrant from outside the bank industry, the Bank has established the Transaction Oversight Committee since the inauguration of the Bank, and has developed a checking system to make sure that transactions with major shareholder companies are not against the arm's length rules and do not cause damage to the Bank. Thus the Bank ensures fair dealings. (cf. I-4. "Other Special Conditions Which May Have an Important Influence on Corporate Governance).

Please see Frame Format (Reference Material)

V. Other Matters

1. Matters regarding protection against corporate take-overs

Such matters have not been stipulated.

2. Other Matters regarding Corporate Governance, etc.


CORPORATE GOVERNANCE STRUCTURE
Accounts Auditor
Accounting Audit
Secretariat of Audit Committee
Compensation Committee
Nominating Committee
Audit Committee
Cooperation
Operational Audit
Internal Audit Team
Shareholders' Meeting
Appointment/Dismissal
Board of Directors
Appointment/ Dismissal
Appointment/ Dismissal Supervision
Transaction Oversight Committee
Note: Duties of each committee are provided in each committee rules
Executive Officers (10 officers including 3 Representative Executive Officers)
Executive Officers' Meeting (*1)
Perform operations
Human Resources Committee
Compliance Committee
ALM Committee
Credit Risk Committee
New Product Committee
Operational Risk Management Committee
Fund Strategy Committee

Reference Material: Frame Format

Executive Officers	Responsibility
Todd Budge (Representative Executive Officer/President and Chief Executive Officer)	Human Resources Team
Robert M. Berardy (Representative Executive Officer; Chief Marketing Officer)	Strategic Planning Group
Masaru Irie (Representative Executive Officer; Chief Administration Officer)	Corporate Administration Group
Makoto Mitsui	Strategic Planning Group
Yutaka Murayama (Chief Information Officer)	Information Technology Group
Yasushi Moriya	Corporate Finance Business
Kevin Hoffman-Smith (Chief Financial Officer)	Finance Group, Credit Risk Management
Takeshi Hirose	Operations Group
John D' Souza	Retail Banking Business
David Stock	Retail Branch & Sales Management Group

* 1: Executive Officer's Meeting consists of all executive officers. The meeting decides on important matters regarding business operations.

END